PaperClip , Inc.

1 University Plaza

Hackensack, New Jersey

January 7, 2008

VIA EDGAR

Ms. Katherine Wray
Staff Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	PaperClip, Inc. Request for Withdrawal of Registration Statement on Form 10-SB Filed November 8, 2007 File No. 000-52902

Dear Ms. Wray:

PaperClip, Inc, a Delaware Corporation, (the “Company”) hereby respectfully requests immediate withdrawal of the Company’s Registration Statement on Form 10-SB (File No. 000-52902) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2007, together with all exhibits thereto.

The Company is requesting withdrawal in order to prevent the Registration Statement from becoming automatically effective pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, as requested by the Commission’s staff in order to allow the staff sufficient time to review current financial statements prior to effectiveness. We intend to promptly re-file a registration statement with the Company’s updated financial statements.

If you have any questions regarding this request for withdrawal, please contact Darren Ofsink at Guzov Ofsink, LLC, counsel for the Company, at (212) 371-8008.

Very truly yours,

PAPERCLIP, INC.

By:	/s/ William Weiss
William Weiss Chief Executive Officer